Exhibit 99.1

Freightos Announces Record Fiscal Year 2022 Results

Key growth drivers include the doubling of both the number and the value of transactions, in addition to successful strategic acquisitions. Annual revenue increased by 72%. Raised $82 million, in excess of expected cash needed to reach positive free cash flow

March 13, 2023 – Jerusalem /PRNewswire/ - Freightos Limited (Nasdaq: CRGO), a leading, vendor-neutral booking and payment platform for the international freight industry, today reported financial results for the year ended December 31, 2022.

“The final quarter of 2022 set yet another record in number of transactions and Gross Booking Value. This transaction growth, which exceeded targets, continued despite a softening global freight market,” said Zvi Schreiber, founder and CEO. “With nearly 670,000 annual transactions, fueled by a steady growth of both buyers and sellers, including three new top-ten airlines during the course of the year, our global freight booking platform is demonstrating sustainable marketplace growth dynamics. We enjoy a high and increasing gross profit margin and our unit economics are improving. Our sustained growth in Gross Booking Value leads directly to sustained growth in revenue and gross profit, which at scale is expected to generate a healthy net profit.”

“Freightos’ revenue growth resulted from strong retention rates of buyers and sellers on the Platform, and increased Solutions subscription sales, as well the integration of two small acquisitions, all aligned with our long-term strategy,” shared Ran Shalev, CFO. “Healthy gross profits keep us on track to reach cash flow positive with the cash we have on hand.”

“We look forward to our first year as a publicly traded company,” continued Zvi Schreiber, ”as we leverage the capital that we raised to continue to build a fast-growing and highly defensible platform business in one of the world’s biggest and most important industries.”

FY 2022 and Q4 2022 financial highlights

●	Revenue was $19.1 million for FY 2022, an increase of 71.7% year-over-year, or 76.2% on a constant currency basis. Q4 2022 revenue was $4.8 million, a 54% improvement compared to Q4 2021 and a 56% improvement on a constant currency basis.
●	IFRS Gross Margin of 58.8%, compared to 58.7% in 2021. Non-IFRS Gross Margin of 65.2%, compared to 60.5% in 2021.
●	IFRS operating loss of $24.3 million, compared to a loss of $16.3 million in fiscal 2021, reflecting increased investment in growth as well as the cost of going public.
●	IFRS basic and diluted loss per share of $4.25, compared to IFRS basic and diluted loss per share of $3.94 in FY 2021. Non-IFRS basic and diluted loss per share of $3.05, compared to Non-IFRS basic and diluted loss per share of $3.30 in FY 2021.
●	Net cash used in operating activities was $14.9 million, compared to net cash used by operating activities of $17.3 million in FY 2021.
●	Adjusted EBITDA in 2022 of negative $14.6 million, compared to negative $12.4 million in 2021. Adjusted EBITDA margin was negative 77% in 2022, an improvement from negative 111% in 2021.

Recent business highlights

●	Transaction Growth: Freightos saw a record 668,185 Transactions, up 154%, and record GBV (Gross Booking Value) of $611 million, a 102% growth rate, and a 121% growth rate in constant currency. Despite a cooling global freight market towards the end of 2022, Q4 saw a record 211 thousand Transactions, up 117% from 97 thousand Transactions in Q4 2021. This represents the 12th consecutive quarter of strong growth in Platform usage.
●	Unique Buyer Users: In addition to increased supply, the Platform enjoyed a strong 37% year-on-year growth in pro forma unique buyer users, growing from 11,412 in Q4 2021 to 15,646 in Q4 2022.
●	Retention: In addition to attracting new buyers, the Platform is showing extraordinary same-buyer growth. The cohort of freight forwarders who start using the Platform for airline eBookings in a given month is typically executing approximately four times more bookings a year later.
●	Carrier Growth: Air and ocean carriers available on the platform reached 35, up 25% from Q4 2021. Carrier coverage in the Americas began to catch up with Freightos’ outstanding coverage in Europe while significant progress was also made in Asia, which remains a large growth opportunity. Some carriers selected Freightos as the only eBooking platform on which they are available, including Emirates SkyCargo and China Southern Airline, the largest airline in China. Other new carriers included major North American airlines such as American Airlines, Air Canada Cargo, and Caribbean Airlines Cargo.
●	Monetization and Payments: Steady progress is being made on Transaction monetization without compromising on top-line growth. This included the beta launch of airline payments in key regions. Freightos has already facilitated the processing of millions of dollars of payments. Payments are a key part of Freightos’ long-term monetization strategy.
●	Solutions Revenue: Freightos Solutions revenue grew 26.7%, excluding the revenues coming from recent acquisitions. This was a result of high Solutions retention rates, particularly a retention rate of over 90% amongst forwarders using the company’s SaaS solutions. Organic revenue growth was also a function of expanded Freightos Data sales which has attracted notable customers such as Amazon.com, Mitsubishi, UPS, and others.
●	Acquisitions: The Company completed the successful integration of two acquisitions that began in 2021: 7LFreight, a US-based freight rate management SaaS business, and Clearit, a digital customs brokerage in the US and Canada. Both have been integrated into the Platform and experienced continued growth and continued to innovate. For example, 7LFreight launched eBookings for North American less-than-truckload trucking, while Clearit launched a white-label digital customs brokerage for forwarders and digital platforms.
●	Carbon Emissions Calculator: Freightos launched a European-standard compliant carbon emissions calculator on the Platform, together with an optional ability to offset carbon emissions following bookings. The same technology was made available for free via API for other platforms.
●	Nasdaq Listing: The Company completed its listing on the Nasdaq via a business combination. Many significant shareholders and management have entered into lock-up agreements that we believe reflects their confidence in the long term business. We expect the cash raised in connection with the listing to be in excess of the expected cash needed to reach positive free cash flow.

Financial outlook

Management Expectations
	1Q 2023	FY 2023
# Transactions	218,500 - 225,000	1,024,500 - 1,115,500
Year over Year Growth	90% - 96%	53% - 67%
GBV ($m)	$ 162.0 - $ 165.3	$ 802.0 - $ 873.3
Year over Year Growth	28% - 31%	31% - 43%
Revenue ($m)	$ 4.7 - $ 4.8	$ 22.3 - $ 23.6
Year over Year Growth	8% - 11%	15% - 21%
Adjusted EBITDA ($m)	$ (6.1) - $ (5.9)	$ (24.6) - $ (21.2)

This outlook assumes current currency exchange rates, freight price levels and freight volumes.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos’ and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including the outcome of any legal proceedings that may be instituted against Freightos or others following the closing of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to inflation, armed conflict or otherwise; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’ inability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos may be adversely affected by other economic, business and/or competitive factors; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Freightos’ preliminary prospectus filed with the SEC on February 22, 2023, under the heading “Risk Factors,” and other documents of Freightos filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Freightos does not presently know or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. Not all of the financial information in this press release has been audited.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles (“IFRS”) including, but not limited to, EBITDA, free cash flow. These measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that revenue on a constant currency basis, EBITDA and free cash flow and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments. Certain other amounts that appear in this press release may not sum due to rounding.

Definitions

●	Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carries when more than five bookings were placed with them over the course of a quarter.
●	Unique buyer users: Unique buyer users represent the number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.
●	Constant Currency: Comparative information calculated by translating Freightos’ current period financial results using the prior period’s monthly exchange rates (or other applicable rates, as indicated).

●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.
●	#Transactions: Number of bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions include trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of transactions booked on the Freightos platform in any given time period is net of transactions canceled during the same time period.
●	Pro forma: Results presented on a “pro forma” basis reflect subsequent acquisitions as if they had been completed at the beginning of the comparative period.
●	Adjusted EBITDA: Adjusted EBITDA represents net loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, changes in the fair value of contingent consideration, operating expense settled by issuance of shares, redomicile costs and transaction-related costs .

Earnings Webcast

Freightos will hold a public webcast at 8:30 a.m. ET on March 13, 2023 to discuss the results for its FY 2022 and financial outlook. The live call may be accessed via Zoom or a dial in number. An archived webcast can be accessed from Freightos’ Investor Relations website following the call.

To register for this conference call, please use this link. Registrants will receive confirmation with dial-in details.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Eytan Buchman

ir@freightos.com

About Freightos Limited

Freightos® operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network.

Incorporated in the Cayman Islands with offices around the world, Freightos is a Nasdaq-listed company trading under Nasdaq:CRGO. More information is available at freightos.com/investors.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2022	December 31, 2021
	(unaudited)	(audited)
Assets
Current Assets:
Cash and cash equivalents	$6,492	$25,079
User funds	3,328	9,201
Trade receivables, net	1,936	1,667
Other receivables and prepaid expenses	1,215	884
	12,971	36,831

Non-current Assets
Property and equipment, net	767	702
Right-of-use assets, net	1,384	1,983
Intangible assets, net	9,464	5,296
Goodwill	15,629	8,021
Deferred taxes	573	577
Other long-term assets	1,018	667
	28,835	17,246

Total assets	$41,806	$54,077

Liabilities and Equity
Current liabilities:
Trade payables	$3,234	$587
User accounts	3,328	9,201
Current maturity of lease liabilities	613	655
Short-term bank loan and credit	2,505
Accrued expenses and other payables	7,431	5,550
	17,111	15,993

Long Term Liabilities:
Lease liabilities	395	1,088
Employee benefit liabilities, net	1,332	1,390
Other long-term liabilities	1,377	687
	3,104	3,165

Equity:
Share capital	*)	*)
Share premium	140,198	129,056
Reserve from remeasurement of defined benefit plans	99	(132)
Accumulated deficit	(118,706)	(94,005)
Total equity	21,591	34,919

Total liabilities and equity	$41,806	$54,077

*) Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year ended
	December 31
	2022	2021
	(unaudited)	(audited)
Revenue	$19,085	$11,117
Cost of revenue	7,859	4,596
Gross profit	11,226	6,521
Operating expenses:
Research and development	10,217	7,822
Selling and marketing	12,749	8,774
General and administrative	9,645	6,273
Transaction-related costs	2,887	-
Total operating expenses	35,498	22,869
Operating loss	(24,272)	(16,348)
Finance income	194	150
Finance expenses	(454)	(156)
Financing expenses, net	(260)	(6)
Loss before taxes on income	(24,532)	(16,354)
Income tax expense	169	4
Loss	$(24,701)	$(16,358)
Other comprehensive loss (net of tax effect):
Remeasurement loss from defined benefit plans	231	(81)
Total components that will not be reclassified subsequently to profit or loss	231	(81)
Total comprehensive loss	$(24,470)	$(16,439)
Basic and diluted loss per Ordinary share	$(4.25)	$(3.94)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	7,930,928	6,242,946

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended
	December 31,
Cash flows from operating activities:	2022	2021
	(unaudited)	(audited)
Cash flows from operating activities:
Loss	$(24,701)	$(16,358)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	2,413	1,098
Operating expense settled by issuance of shares	2,621	1,952
Changes in the fair value of contingent consideration	(1,037)	-
Share-based compensation	1,906	935
Finance expenses, net	362	6
Taxes on income	169	4
	6,434	3,995
Changes in asset and liability items:
Decrease (increase) in user funds	5,841	(9,201)
Increase (decrease) in user accounts	(5,841)	2,790
Increase in other receivables and prepaid expenses	(142)	(530)
Decrease (increase) in trade receivables	58	(613)
Increase in trade payables	1,783	403
Increase in accrued severance pay, net	187	296
Increase other long-term assets	(5)	(264)
Increase in accrued expenses and other payables	1,838	2,223
	3,719	(4,896)
Cash paid during the year for:
Interest paid, net	(162)	(3)
Taxes paid	(167)	(62)
	(329)	(65)
Net cash used in operating activities	(14,877)	(17,324)
Cash flows from investing activities:
Purchase of property and equipment	(251)	(181)
Proceeds from sale of property and equipment	5	2
Acquisition of a subsidiary, net of cash acquired (a)	(4,183)	(4,367)
Payment of payables for previous acquisition of a subsidiary	(156)	-
Proceeds from receivables for previous acquisition of a subsidiary	163	-
Investment in long-term assets	(353)	-
Investment in short-term bank deposits	(200)	-
Net cash used in investing activities	(4,975)	(4,546)
Cash flows from financing activities:
Proceeds from issuance of Preferred C shares, net	-	26,131
Repayment of lease liabilities	(688)	(574)
Receipt from a bank loan and credit	2,505	-
Repayment of long-term bank loan	-	(364)
Exercise of options	42	33
Net cash provided by financing activities	1,859	25,226
Exchange differences on balances of cash and cash equivalents	(594)	(167)
Increase (decrease) in cash and cash equivalents	(18,587)	3,189
Cash and cash equivalents at the beginning of the period	25,079	21,890
Cash and cash equivalents at the end of the period	$6,492	$25,079
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	$(992)	$23
Other receivables	163	-
Property and equipment	12	4
Intangible assets	5,734	2,613
Goodwill	7,607	5,723
Other payables	-	(156)
Shares issued	(6,573)	(2,465)
Contingent consideration	(1,768)	(1,375)
Acquisition of a subsidiary, net of cash acquired	$4,183	$4,367
(b) Significant non-cash transactions:
Purchase of intangible assets paid with Preferred C shares	$-	$1,368
Right-of-use asset recognized with corresponding lease liability	$74	$354

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT

(in thousands, except gross margin data)

	Year ended
	December 31,
	2022	2021
	(unaudited)
IFRS gross profit	$11,226	$6,521
Add:
Share-based compensation	$290	$97
Depreciation & Amortization	920	107
Non-IFRS gross profit	$12,436	$6,725
IFRS gross margin	58.8%	58.7%
Non-IFRS gross margin	65.2%	60.5%

RECONCILIATION OF IFRS OPERATING LOSS TO ADJUSTED EBITDA

(in thousands)

	Year ended
	December 31,
	2022	2021
	(unaudited)
Operating loss	$(24,272)	$(16,348)
Add:
Share-based compensation	$1,906	$935
Depreciation & Amortization	2,413	1,098
Changes in the fair value of contingent consideration	(935)	-
Operating expense settled by issuance of shares	2,621	1,952
Redomicile costs	734	-
Transaction-related costs	2,887	-
Adjusted EBITDA	$(14,646)	$(12,363)
Adjusted EBITDA margins	-77%	-111%

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Year ended
	December 31,
	2022	2021
	(unaudited)
IFRS loss attributable to ordinary shareholders	$(24,701)	$(16,358)
Add:
Share-based compensation	$1,906	$935
Depreciation & Amortization	2,413	1,098
Changes in the fair value of contingent consideration	(1,037)	-
Operating expense settled by issuance of shares	2,621	1,952
Redomicile costs	734	-
Transaction-related costs	2,887	-
Non IFRS loss	$(15,177)	$(12,373)
Non IFRS Basic and diluted loss per Ordinary share	$(3.05)	$(3.30)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	7,930,928	6,242,946